Filed by Cheche Group Inc. and Cheche Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Prime Impact Acquisition I

Commission File No.: 001-39501

Date: September 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 11, 2023

PRIME IMPACT ACQUISITION I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39501	98-1554335
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

123 E San Carlos Street, Suite 12

San Jose, California 95112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 825-6965

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant to acquire one Class A Ordinary Share	PIAI.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PIAI	The New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PIAI.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Backstop Agreement

As previously announced, on January 29, 2023, Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”), and Cheche Technology, Inc., a Cayman Islands exempted company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing Date”), SPAC will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation.

Also, as previously announced, on September 11, 2023, SPAC entered into certain Subscription Agreements (the “Subscription Agreements”) with Holdings and certain leading global investors (the “Investors”), pursuant to which, among other things, the Investors agreed to subscribe for and purchase, and Holdings agreed to issue and sell to the Investors, an aggregate of 1,300,000 Holdings Class A ordinary shares, par value $0.00001 per share, at a purchase price equal to $10.00 per share (the “Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The Subscription Agreement shall terminate and be void and of no further force and effect, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of each of the parties hereto and Holdings to terminate this Subscription Agreement, and (iii)after September 13, 2023 (Eastern Time), if the closing the Subscription Agreement has not occurred by such date other than as a result of a breach of the Investors’ obligations thereunder.

In addition to the Private Placement, on September 11, 2023, SPAC entered into a Backstop Agreement (the “Backstop Agreement”) with Holdings and a certain investor (the “Backstop Investor”), pursuant to which, among other things, the Backstop Investor agreed (a) to purchase SPAC Class A ordinary shares with an aggregate market value of no less than US$5.0 million (“SPAC Shares”) in open market or private transactions, (b) not to redeem or transfer any SPAC Shares purchased pursuant to the Backstop Agreement until and after the consummation of the transactions contemplated by the Business Combination Agreement and (c) to subscribe for and purchase an aggregate of 500,000 Holdings Class A ordinary shares, par value $0.00001 per share, at a purchase price equal to 10.00 per share (the “Backstop Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The Backstop Agreement shall terminate on the earlier of (i) the date agreed by all of the parties thereto in writing, and (ii) the date the Business Combination Agreement is terminated.

The obligations of SPAC, Holdings, and the Backstop Investor to consummate the Backstop Private Placement under the Backstop Agreement are conditioned on customary closing conditions, including among other things, the consummation of the Business Combination. The foregoing descriptions of the Backstop Agreement, and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in their entirety by reference to the full text of the Backstop Agreement, a copy of the form of which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Amendment of Sponsor Support Agreement

As previously announced, concurrent with the execution and delivery of the Business Combination Agreement, the Sponsor, entered into an agreement (the “Sponsor Support Agreement”) with the SPAC, the Company and Holdings pursuant to which, among other things, the Sponsor agreed to (a) effective upon the Acquisition Closing, waive specified anti-dilution rights set forth in SPAC’s organizational documents to have the SPAC Founder Shares convert into Surviving Company Class A Ordinary Shares in connection with the Transactions at a ratio of greater than one-for-one; (b) vote all SPAC Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Transactions; (c) forfeit and surrender, for no consideration, effective as of immediately prior to the Initial Merger Effective Time, a specified number of SPAC Founder Shares and SPAC Warrants subject to the terms and conditions set forth therein; and (d) be bound by certain transfer restrictions with respect to the Surviving Company Class A Ordinary Shares issuable to the Sponsor in the Initial Merger in respect of the SPAC Founder Shares held by Sponsor immediately prior to the Initial Merger Effective Time and any Assumed SPAC Warrants (or the underlying securities) issued to the Sponsor at the Initial Merger Effective Time pursuant to the Initial Merger in respect of Warrants, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

On September 13, 2023, the Sponsor, SPAC, the Company and Holdings entered into an amendment to the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, that it shall not transfer any Surviving Company Class A Ordinary Shares issued to the Sponsor at the Initial Merger Effective Time pursuant to the Initial Merger in respect of the SPAC Founder Shares (to the extent not forfeited or surrendered pursuant to the Sponsor Support Agreement) (the “Sponsor Pubco Shares”), or any Assumed SPAC Warrants (or the underlying securities) issued to the Sponsor at the Initial Merger Effective Time pursuant to the Initial Merger in respect of Warrants (to the extent not forfeited or surrendered pursuant to to the Sponsor Support Agreement) (the “Sponsor Pubco Warrants”, and together with the Sponsor Pubco Shares, collectively, the “Sponsor Surviving Company Securities”) until the earlier of (i) the consummation of a Change of Control of the Surviving Company after the Acquisition Closing, (ii) the first date that the closing price of the Surviving Company Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of Acquisition Closing, (iii) with respect to twenty seven and one half percent (27.5%) of the Sponsor Surviving Company Securities six months after the Acquisition Closing (iv) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Surviving Company Securities, or twelve months after the Acquisition Closing, (v) with respect to forty five percent (45.0%) of the Sponsor Surviving Company Securities twenty four months after the Acquisition Closing.

The foregoing descriptions of the Amendment to the Sponsor Support Agreement, and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in their entirety by reference to the full text of the Amendment to the Backstop Support Agreement, a copy of the form of which is attached to this Current Report on Form 8-K as Exhibit 10.2 and incorporated herein by reference.

Letter Agreement

Pursuant to Section 9.03 of the Business Combination Agreement, except as set forth in the Business Combination Agreement, all expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Mergers or any other transaction contemplated by the Business Combination Agreement is consummated; provided, that if the Closing is consummated, the Surviving Company shall be responsible for paying the SPAC’s transaction expenses and the Company’s transaction expenses as set forth in the Business Combination Agreement. Notwithstanding the immediately preceding sentence or anything to the contrary in the Business Combination Agreement or any other related document, to the extent that: (a) the aggregate SPAC’s transaction expenses; exceed (b) the combined proceeds from (x) the funds held in the SPAC’s trust account at Closing (after deducting all the amounts to be paid pursuant to the exercise of the redemption rights, but prior to payment of any SPAC transaction expenses or other liabilities of the SPAC, the Company or any of their respective affiliates or representatives), plus (y) the gross proceeds raised from the portion of the potential PIPE Investment, if any, that was procured through the efforts led by the SPAC, its affiliates and/or representatives (such sum the “Aggregate Capital Raised” and such excess, the “Overage Amount”), the Sponsor shall (or shall cause an affiliate of Sponsor to) purchase, pursuant to a PIPE Subscription Agreement (as defined in the Business Combination Agreement), a number of Surviving Company Class A Ordinary Shares or other equity securities of the Surviving Company having an aggregate value equal to the Overage Amount, either (A) on the best terms, including purchase price, pursuant to which Surviving Company Class A Ordinary Shares or other equity securities of the Surviving Company shall have been sold to any third party, other than the Sponsor, pursuant to the PIPE Investment or, (B) if no Surviving Company Class A Ordinary Shares or other equity securities of the Surviving Company shall have been sold to any third party, other than the Sponsor, pursuant to the PIPE Investment, on terms mutually agreed by the Sponsor and the Company, which shall in no event be worse in any material respect to the Sponsor than the best terms, including price, that the SPAC and the Company mutually agree prior to the Closing Date to offer to any third party, other than Sponsor, to purchase Surviving Company Class A Ordinary Shares or other equity securities of the Surviving Company in connection with a potential PIPE Investment.

On September 13, 2023, the Sponsor, SPAC, the Company and Holdings entered into a letter agreement pursuant to which, among other things, the parties agreed that following the consummation of the Mergers and the closing of the transactions contemplated by the Business Combination Agreement, the greater of (i) the sum of (1) the balance of Trust Fund following the exercise of Redemption Rights on September 8, 2023 (which, for the avoidance of doubt, shall not include any reversal of Redemption Rights after September 8, 2023), and (2) US$1.0 million funded by the Surviving Company, and (ii) the balance of Trust Fund following the exercise of Redemption Rights as of the Closing minus the reversal of Redemption Rights effected by the Buyer (as defined in that certain Backstop Agreement), shall be used for the payment of the SPAC Transaction Expenses (including any promissory note extended by the Sponsor to SPAC) (such greater amount, the “Closing Trust Amount”). As a result, each of the SPAC, Holdings, the Company, Merger Sub and the Sponsor agreed that the Overage Amount, as previously defined in Section 9.03 of the Business Combination Agreement, shall now mean the excess of (1) SPAC Transaction Expenses, over (2) the combined proceeds from (x) the Closing Trust Amount, plus (y) the gross proceeds raised from the portion of the PIPE Investment that was procured through the efforts led by the SPAC, its Affiliates and/or Representative. The Overage Amount shall be borne and paid by the Sponsor, in exchange for such number of Surviving Company Class A Ordinary Shares equal to the quotient obtained by dividing (1) the Overage Amount, by (2) US$10.0, in each case, pursuant to the terms and conditions of a subscription agreement consistent with the terms of the subscription agreements entered into pursuant to the Private Placement. It is expected that the Sponsor would purchase approximately 633,643 Class A ordinary shares of the Surviving Company pursuant thereto.

The foregoing descriptions of the Letter Agreement, and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in their entirety by reference to the full text of the Letter Agreement, a copy of the form of which is attached to this Current Report on Form 8-K as Exhibit 10.3 and incorporated herein by reference.

Release of Lock-up and Transfer Restrictions

On September 12, 2023, Holdings, SPAC and the Company entered into certain irrevocable waiver to release, on a pro rata basis, 2,874,556 Holdings Class A ordinary shares to be issued to existing shareholders of the Company from the lock-up and transfer restrictions set forth under Section 2.1 (b) of certain Shareholder Support Agreements to satisfy the initial listing requirements of the Nasdaq Capital Market.

The foregoing descriptions of the irrevocable waiver, and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in their entirety by reference to the full text of the irrevocable waiver, a copy of the form of which is attached to this Current Report on Form 8-K as Exhibit 10.4 and incorporated herein by reference.

Item 5.02	Compensatory Arrangements of Certain Officers.

Cheche Group Inc. 2023 Equity Incentive Plan

On September 12, 2023, at an Extraordinary General Meeting (the “Extraordinary General Meeting”), shareholders of Prime Impact approved by ordinary resolution and adopted the HoldCo’s 2023 Equity Incentive Plan (the “Incentive Plan”). A summary of the Incentive Plan is included in the HoldCo’s definitive proxy statement/prospectus for the Extraordinary General Meeting filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2023 and as further supplemented by the Supplement No. 1 filed on September 1, 2023 (collectively, the “Definitive Proxy”) and is incorporated herein by reference, which summary is qualified in all respects by the full text of the Incentive Plan, which is attached as Annex D to the Definitive Proxy.

Item 5.07	Submission of Matters to a Vote of Security Holders.

At the Extraordinary General Meeting, 10,764,455 Class A and Class B Ordinary Shares of Prime Impact, which represented 84.48% of the ordinary shares outstanding and entitled to vote as of the record date for the Extraordinary General Meeting of August 1, 2023, were represented in person or by proxy. The final voting results for each matter submitted to a vote of the Prime Impact shareholders at the Extraordinary General Meeting are set forth below.

1.	Approval of the Business Combination Proposals

Prime Impact shareholders approved by ordinary resolution (i) the Business Combination Agreement, (ii) that on the Closing Date (as defined in the Business Combination Agreement), subject to approval by special resolution, Prime Impact will merge with and into HoldCo (the “Initial Merger”), with HoldCo surviving the Initial as a publicly traded entity (the time at which the Initial Merger becomes effective, the “Initial Merger Effective Time”) and becoming the sole owner of Merger Sub (the “Initial Merger Proposal,” and together with the Business Combination Agreement Proposal, the “Business Combination Proposals”). On the Closing Date and immediately following the Initial Merger Effective Time, subject to approval by special resolution, Merger Sub will merge with and into CCT (the “Acquisition Merger” and, together with the Initial Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of HoldCo. A copy of the Business Combination Agreement is attached as Annex A to the Definitive Proxy and as Exhibit 2.1 to Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023. The voting results with respect to the Business Combination Proposals were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

2.	Approval of the Governance Proposal

Prime Impact shareholders approved by special resolution the proposed amended and restated memorandum and articles of association of HoldCo (the “Proposed HoldCo Organizational Documents”) which, if approved, would take effect at the Initial Merger Effective Time (such proposal, the “Governance Proposal”). Copies of the Proposed HoldCo Organizational Documents are attached as Annex B to the Definitive Proxy. The voting results with respect to the Governance Proposal were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

3.	Approval of the Advisory Organizational Documents Proposals

Prime Impact shareholders approved by ordinary resolution to consider and vote upon three separate proposals to approve, on a non-binding advisory basis, by ordinary resolution, material differences between Prime Impact’s Amended and Restated Memorandum and Articles of Association and the Proposed HoldCo Organizational Documents, which are being presented separately in accordance with U.S. Securities and Exchange Commission guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions (collectively, the “Advisory Organizational Documents Proposals”). The voting results with respect to the Advisory Organizational Documents Proposals were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

4.	Approval of the Nasdaq Proposal

Prime Impact shareholders approved by ordinary resolution to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market, the issuance of up to an aggregate of 79,198,432 Class A Ordinary Shares, par value $0.00001 per share, and 18,596,504 Class B Ordinary Shares, par value $0.00001 per share, of HoldCo in connection with the Initial Merger and the Acquisition Merger (the “Nasdaq Proposal”). The voting results with respect to Nasdaq Proposal were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

5.	Approval of the Share Incentive Plan Proposal

Prime Impact shareholders approved by ordinary resolution the HoldCo’s 2023 Equity Incentive Plan (the “Incentive Plan Proposal”). The voting results with respect to the Incentive Plan Proposal were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

6.	Approval of the Adjournment Proposal

Prime Impact shareholders approved by ordinary resolution the adjournment of the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposals, the Governance Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal or the Share Incentive Plan Proposal (the “Adjournment Proposal”). The voting results with respect to the Adjournment Proposal were as follows:

Votes For	Votes Against	Abstentions
10,367,834	396,621	0

Forward Looking Statements

The information referred to herein includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the combined entity (the “Combined Company”) pursuant to the transactions contemplated by the Business Combination Agreement (the “Proposed Transaction”), the Company’s ability to scale and grow its business, the advantages and expected growth of the Combined Company, the Combined Company’s ability to source and retain talent, the cash position of the Combined Company following closing of the Proposed Transaction, the SPAC’s and the Company’s ability to consummate the Proposed Transaction, and expectations related to the terms and timing of the Proposed Transaction, as applicable. These statements are based on various assumptions, whether or not identified in the information referred to herein, and on the current expectations of the SPAC’s and the Company’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in the information referred to herein, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement relating to the Proposed Transaction, which is expected to be filed by the Combined Company with the Securities and Exchange Commission (the “SEC”) and other documents filed by the Combined Company or the SPAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither the SPAC nor the Company can assure you that the forward-looking statements in the information referred to herein will prove to be accurate.

These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Proposed Transaction due to the failure to obtain approval from the SPAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Proposed Transaction, the amount of redemption requests made by the SPAC’s public shareholders, costs related to the Proposed Transaction, the impact of the global COVID-19 pandemic, the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement to be filed by the Combined Company with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of the SPAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in the information referred to herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in the information referred to herein represent the views of the SPAC and the Company as of the date of the agreements and information presented herein. Subsequent events and developments may cause those views to change. However, while the SPAC and the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward- looking statements as representing the views of the SPAC or the Company as of any date subsequent to the date of the agreements and information presented herein referred to herein. Except as may be required by law, neither the SPAC nor the Company undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the Proposed Transaction, the SPAC and the Company intend to cause a registration statement on Form F-4 to be filed with the SEC, which will include a proxy statement to be distributed to the SPAC’s shareholders in connection with the SPAC’s solicitation for proxies for the vote by the SPAC’s shareholders in connection with the Proposed Transaction and other matters as described in the registration statement, as well as a prospectus relating to the Company’s securities to be issued in connection with the Proposed Transaction. The SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Proposed Transaction, because these documents will contain important information about the SPAC, the Company and the Proposed Transaction. After the registration statement is filed and declared effective, the SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Proposed Transaction. Shareholders may also obtain a copy of the preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, as well as other documents filed with the SEC regarding the Proposed Transaction and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

The SPAC, the Company and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the SPAC’s shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the SPAC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus included in the registration statement to be filed with the SEC in connection with the Proposed Transaction. You can find more information about the SPAC’s directors and executive officers in the SPAC’s final prospectus related to its initial public offering dated September 9, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

The information referred to herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of the SPAC, the Company or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Backstop Agreement.

10.2	Form of Amendment to Sponsor Support Agreement.

10.3	Form of Letter Agreement.

10.4	Form of Irrevocable Waiver

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Impact Acquisition I

By:	/s/ Mark Long
Name:	Mark Long
Title:	Co-Chief Executive Officer

Dated: September 13, 2023

Exhibit 10.1

AGREEMENT

This AGREEMENT (this “Agreement”) is made as of this 11th day of September 2023 by and among Prime Impact Acquisition I (“SPAC”), Cheche Technology Inc., a Cayman Islands exempted company (the “Company”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”) and                     , a company incorporated under the laws of                     (the “Buyer”).

WHEREAS, SPAC was organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business (“Business Combination”);

WHEREAS, on January 29, 2023, SPAC, the Company, Holdings, and Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the closing date of the business combination, Prime Impact will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the closing date of the business combination, following the Initial Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger”, and together with the Initial Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation (the Company, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Company”). The Mergers, together with the other transactions related thereto, are referred to herein as the “Transactions.” References herein to “SPAC” shall refer to Prime Impact Acquisition I for all periods prior to completion of the Initial Merger and to the Surviving Corporation for all periods after completion of the Initial Merger. Following the Transactions, Holdings shall be a publicly listed company on Nasdaq; and

WHEREAS, Buyer agrees to purchase no less than US$10.0 million worth of the Class A ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Shares”) or the Class A ordinary shares of Holdings, par value $0.00001 per share, (the “Holdings Shares”), as specified below.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND CLOSING

Section 1.01 Purchase from Third Parties. The Buyer agrees that after Holdings publicly files a registration statement relating to the transactions contemplated by the Business Combination Agreement, the Buyer may acquire certain amount of SPAC Shares with an aggregate market value of no less than US$5.0 million in open market or private transactions from time to time at the then prevailing market price of the SPAC Shares.

Section 1.02 Purchase from Holdings. Concurrently with the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), the Buyer shall purchase from Holdings an aggregate of 500,000, Holdings Shares at US$10.00 per Holdings Ordinary Share purchased, representing an aggregate subscription amount of US$5.0 million (the “Subscription Amount”). At the Closing, the Buyer shall (1) deliver evidence of purchase and shareholding for any and all SPAC Shares purchased by the Buyer pursuant to Section 1.01, and (2) pay the aggregate purchase price to Holdings by wire transfer of immediately available funds to an account specified by Holdings, and Holdings shall deliver an instruction letter to its transfer agent to deliver the Holdings Shares purchased by the Buyer. It shall be a condition precedent to the obligation of the Buyer on the one hand and Holdings on the other hand, to consummate the transfer of the Holdings Shares and payment of the aggregate purchase price contemplated hereunder that the other party’s representations and warranties are true and correct at the Closing with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.

With regard to securities purchased pursuant to this Section 1.02, upon delivery of written notice from (or on behalf of) Holdings to the Buyer (the “Closing Notice”), that Holdings reasonably expects all conditions precedent to the closing of the Transactions to be satisfied or waived on an expected closing date that is not less than five (5) business days (or any later date as mutually agreed by the parties hereto) from the date on which the Closing Notice is delivered to the Buyer, the Buyer shall, by irrevocable written wire instruction, transfer to Holdings, at least three (3) business days (or any later date as mutually agreed by the parties hereto) prior to the closing date of the Transactions, the amount referenced in the above paragraph by irrevocable wire transfer of United States dollars in immediately available funds, to be held in escrow until the Closing, to the account(s) specified by Holdings in the Closing Notice. Before the delivery of the Closing Notice, the Holdings may deliver a pre-closing notice to the Buyer. Notwithstanding the foregoing, the Buyer shall not be obligated to transfer the Subscription Amount to such account pursuant this Section 1.02 prior to the receipt of the notice confirming the completion of the required filing (the “CSRC Approval”) pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, promulgated by the China Securities Regulatory Commission on February 17, 2023 (the “Overseas Listing Trial Measures”) and the supporting guidelines of the Overseas Listing Trial Measures. On the Closing Date, Holdings shall issue the Holdings Shares to the Buyer and promptly cause such Holdings Shares to be registered in book entry form in the name of the Buyer on Holdings’ share register or register of members, as applicable. In the event the closing of the Transactions does not occur within two (2) business days of the expected closing date in the Closing Notice, unless otherwise agreed by Holdings and the Buyer, Holdings shall promptly (but not later than five (5) business days thereafter) return the Subscription Amount to the Buyer by wire transfer of U.S. dollars in immediately available funds to the account specified by the Buyer, and any book entries or share certificates shall be deemed cancelled, provided that, unless this Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Agreement or relieve the Buyer or its obligations to purchase the Holdings Shares at the Closing.

Section 1.03 Non-Trading. The Buyer agrees that it will not redeem or transfer any SPAC Shares purchased pursuant to Section 1.01 of this Agreement until and after the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SPAC AND HOLDINGS

Each of SPAC and Holdings hereby represents and warrants to Buyer on the date hereof and as of the Closing that:

Section 2.01 Organization. Such company is duly formed in the jurisdiction of its organization and has the requisite corporate power and authority to execute, deliver and carry out the terms of this Agreement and to consummate the transactions contemplated hereby.

Section 2.02 Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by such company and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by such company does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which such company is a party which would prevent such company from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which such company is subject.

Section 2.03 Valid Issuance. The Holdings Shares purchased pursuant to Section 1.02 of this Agreement have been duly authorized and, when issued and delivered to and paid for by the Buyer pursuant to this Agreement, will be validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, right of first refusal, right of pre-emption, third party right or interest, claim or restriction of any kind or nature, except for restrictions arising under the Securities Act of 1933, as amended (the “Securities Act”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Buyer hereby represents and warrants to SPAC and Holdings on the date hereof and as of the Closing that:

Section 3.01 Organization. Buyer is a corporation, duly incorporated, validly existing and in good standing in the jurisdiction of its incorporation. Buyer has the requisite corporate power and authority to execute, deliver and carry out the terms of this Agreement and to consummate the transactions contemplated hereby.

Section 3.02 Authority; Non-Contravention. This Agreement has been validly authorized, executed and delivered by Buyer and assuming the due authorization, execution and delivery thereof by the other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject. The signature on this Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and this Agreement constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity

Section 3.03 Governmental Approvals. All consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings with any governmental or other authority on the part of Buyer required in connection with the consummation of the transactions contemplated in the Agreement have been or shall have been obtained prior to and be effective as of the Closing.

Section 3.04 Sophisticated Buyer. Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the purchase of the Holdings Shares, satisfying the applicable requirements set forth on Schedule A (and shall provide the requested information set forth on Schedule A). The Buyer acknowledges that it shall be responsible for any of its tax liabilities that may arise as a result of the transactions contemplated by this Agreement, and that neither SPAC nor Holdings has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Agreement. Alone, or together with any professional advisor(s), the Buyer has adequately analyzed and fully considered the risks of an investment in the Holdings Shares and determined that the Holdings Shares are a suitable investment for the Buyer and that the Buyer is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Buyer’s investment. The Buyer acknowledges specifically that a possibility of total loss exists. Further, the Buyer acknowledges and agrees that no federal or state agency in any jurisdiction has passed upon or endorsed the merits of the offering of the Holdings Shares or made any findings or determination as to the fairness of this investment.

Section 3.05 No Brokers. No broker, investment banker, financial advisor, finder or other person has been retained by or is authorized to act on behalf of Buyer that will be entitled to any fee or commission for which SPAC, Holdings or the Company will be liable in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.06 Securities Law Compliance. The Buyer has been advised that the Holdings Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and the offer and sale of the Holdings Shares by Holdings has not been registered under the Securities Act, or any other securities laws and, therefore, none of the Holdings Shares purchased at the Closing can be resold unless they are registered under the Securities Act and applicable securities laws or unless an exemption from such registration requirements is available. The Buyer understands that the Holdings Shares purchased from Holdings will be considered to be “restricted securities” under the Securities Act, and that, therefore, the Buyer will not be eligible to use Rule 144 promulgated under the Securities Act (“Rule 144”) for at least one year after “Form 10” information relating to the Business Combination has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Buyer is acquiring the Holdings Shares for Buyer’s own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. The Buyer represents that (i) it is an “accredited investor” as such term is defined in Rule 501 of Regulation D, promulgated under the Securities Act, and that the Buyer is not subject to the “Bad Actor” disqualification, as such terms is defined in Rule 506 of Regulation D, promulgated under the Securities Act or (ii) it is not a “U.S. person” as defined in Rule 902 of Regulation S, promulgated under the Securities Act.

Section 3.07. Information The Buyer acknowledges and agrees that the Buyer has received such information as the Buyer deems necessary in order to make an investment decision with respect to the SPAC Shares and/or the Holdings Shares, including, with respect to SPAC, Holdings, the Company, their businesses and the Transactions. The Buyer acknowledges that certain information received was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in subject projections. Without limiting the generality of the foregoing, the Buyer acknowledges that it has reviewed the filings of SPAC and Holdings with the SEC. The Buyer acknowledges and agrees that the Buyer and the Buyer’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Buyer and such Buyer’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Holdings Shares.

Section 3.08 Material Non-Public Information. The Buyer is not in possession of any material non-public information relating to SPAC, Holdings, the Company, or the Transactions.

Section 3.09. No Solicitation. The Buyer acknowledges that the Holdings Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Buyer acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, Holdings, any placement agent for the, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC and Holdings contained in Article III of this Agreement, in making its investment or decision to invest pursuant to this Agreement.

Section 3.10 Sufficient Funds. The Buyer, has or has commitments to have and, when required to deliver payment pursuant to Section 1.02 above, will have sufficient funds to pay the purchase price and consummate the purchase and sale of SPAC Shares or the Holdings Shares pursuant to this Agreement.

Section 3.11 OFAC, Sanctions and Banking Regulations. Neither the Buyer nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”);

(ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Buyer represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Buyer maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Buyer also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom. The Buyer further represents that the funds held by the Buyer and used to purchase the Holdings Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

Section 3.12. ERISA. If the Buyer is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Buyer represents and warrants that (A) none of SPAC, Holdings, the Company and any of its affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Holdings Shares, and none of the parties to the Transactions is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Buyer’s investment in the Holdings Shares; (B) the decision to invest in the Holdings Shares has been made at the recommendation or direction of a fiduciary (for purposes of ERISA and/or Section 4975 of the Code, or any applicable Similar Law) with respect to the Buyer’s investment in the Holdings Shares who is independent of the parties to the Transactions; and (C) its purchase of the Holdings Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

Section 3.13 Outside Date for Closing. Buyer acknowledges that the parties to the Business Combination Agreement may revise the Outside Date (as defined in the Business Combination and as it may be extended as described therein) at their discretion without the consent of the Buyer.

ARTICLE IV

REGISTRATION RIGHTS

Section 4.01 Registration. In the event that the Holdings Shares are not registered in connection with the consummation of the Transactions, Holdings agrees that, within thirty (30) calendar days after the Closing Date (or within ninety (90) calendar days following the Closing Date if Holdings is required to include therein additional financial information that is not included in the registration statement on Form F-4 at the time of the closing of the Transactions), it will file or cause to be filed, with the SEC (at the its sole cost and expense) a registration statement registering the resale of the Holdings Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (a) sixty (60) calendar days (or one hundred and twenty (120) calendar days if the SEC notifies Holdings that it will “review” such Registration Statement) following the initial filing date thereof and (b) ten (10) business days after SPAC is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review (the “Effective Date”); provided, however, that if the SEC is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations, provided, further, that Holdings’ obligations to include the Holdings Shares in the Registration Statement are contingent upon the Buyer furnishing in writing to Holdings such information regarding the Buyer, the securities of SPAC held by the Buyer, the intended method of disposition of the Holdings Shares (which shall be limited to non-underwritten public offerings) and such other information as shall be reasonably requested by the Holdings to effect the registration of the Holdings Shares, and the Buyer shall execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling shareholder in similar situations, including providing that Holdings shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Holdings’ Annual Report on Form 20-F for its first completed fiscal year. In connection with the foregoing, the Buyer shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Holdings Shares. The Buyer agrees to, except for such times as Holdings is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to cause such Registration Statement, or another shelf registration statement that includes the Holdings Shares to be sold pursuant to this Agreement, to remain effective until the earliest of (i) the fifth anniversary of the Closing, (ii) the date on which the Buyer ceases to hold any Holdings Shares issued pursuant to this Agreement, or (iii) on the first date on which the Buyer is able to sell all of its Holdings Shares issued pursuant to this Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”).

Section 4.02 Disclosure of Information. Prior to the End Date, Holdings will use commercially reasonable efforts to qualify the Holdings Shares for listing on the applicable stock exchange. The Buyer agrees to disclose its ownership to Holdings upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. Holdings may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 at such time after Holdings becomes eligible to use such Form F-3. The Buyer acknowledges and agrees that Holdings may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act. Holdings’ obligations to include the Holdings Shares issued pursuant to this Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Buyer furnishing in writing to Holdings such information regarding the Buyer, the securities of Holdings held by the Buyer and the intended method of disposition of such Holdings Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by Holdings to effect the registration of such Holdings Shares, and shall execute such documents in connection with such registration as Holdings may reasonably request that are customary of a selling stockholder in similar situations.

Section 4.03 Suspension of Effectiveness Notwithstanding anything to the contrary in this Agreement, Holdings shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Investor not to sell under the Registration Statement or to suspend the effectiveness thereof, if (x) the use of the Registration Statement would require the inclusion of financial statements that are unavailable for reasons beyond Holdings’ control, (y) Holdings determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or if (z) such filing or use could materially affect a bona fide business or financing transaction of Holdings or its subsidiaries or would require additional disclosure by Holdings in the Registration Statement of material information that Holdings has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”). Upon receipt of any written notice from Holdings of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Holdings agrees that it will immediately discontinue offers and sales of the Holdings Shares under the Registration Statement until the Buyer receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Holdings that it may resume such offers and sales; provided, for the avoidance of doubt, that Holdings shall not include any material non-public information in any such written notice. If so directed by Holdings, the Buyer will deliver to Holdings or destroy all copies of the prospectus covering the Holdings Shares in the Buyer’s possession.

It is a condition precedent to the obligations of Holdings to take any action pursuant to this Article IV that the Buyer shall cooperate with Holdings in providing the information necessary to effect the registration of their Holdings Shares, including completion of customary questionnaires and furnishing of information regarding itself, the securities of Holdings held by it and intended method of disposition as shall be reasonably requested in writing by the Company. Failure to do so will at minimum result in exclusion of Buyer’s Holdings Shares from the Registration Statement.

ARTICLE V

ACKNOWLEDGEMENT; COVENANT; WAIVER

Section 5.01 Acknowledgement; Waiver. Buyer (i) acknowledges that SPAC, the Company and Holdings may possess or have access to material non-public information which has not been and will not be communicated to Buyer; (ii) hereby waives any and all claims, whether at law, in equity or otherwise, that he, she, or it may now have or may hereafter acquire, whether presently known or unknown, against SPAC, the Company, Holdings or any of their respective officers, directors, employees, agents, affiliates, subsidiaries, successors or assigns relating to any failure to disclose any non-public information in connection with the transactions contemplated by this Agreement, including without limitation, any such claims arising under the securities or other laws, rules and regulations, and (iii) is aware that SPAC, the Company and Holdings are relying on the foregoing acknowledgement and waiver in clauses (i) and (ii) above, respectively, in connection with the transactions contemplated by this Agreement.

5.02 Buyer Covenant; The Buyer hereby agrees that, from the date of this Agreement, none of the Buyer, its controlled affiliates, or any person or entity acting on behalf of Buyer or any of its controlled affiliates or pursuant to any understanding with the Buyer or any of its controlled affiliates will engage in any Short Sales with respect to securities of SPAC prior to the Closing Date. For purposes of this Section 5.02, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with the Buyer that have no knowledge of this Agreement or of the Buyer’s participation in the Transactions (including the Buyer’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of the Buyer that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Buyer’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Buyer’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Holdings Shares covered by this Agreement.

5.03 Trust Account Waiver. The Buyer acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Buyer further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated September 9, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriter of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Buyer hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and irrevocably agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement. The Buyer agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its affiliates to induce it to enter in this Agreement, and each such party further intends and understands such waiver to be valid, binding and enforceable against the Buyer and its affiliates under applicable law. To the extent the Buyer commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its affiliates, which proceeding seeks, in whole or in part, monetary relief against SPAC or its affiliates, the Buyer hereby acknowledges and agrees that the Buyer’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Buyer (or any person claiming on any of their behalf or in lieu of any of the Buyer) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein and in the event of any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its affiliates, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) in violation of this Agreement, SPAC shall be entitled to recover from the Buyer and its affiliates, the associated legal fees and costs in connection with any such action, in the event SPAC or its affiliates, as applicable, prevails in such action or proceeding. Notwithstanding anything else in this Section 5.03, nothing herein shall be deemed to limit the Buyer’s right, title, interest or claim to the Trust Account by virtue of the Buyer’s (x) record or beneficial ownership of securities of SPAC acquired by any means other than pursuant to this Agreement or (y) redemption rights in connection with the Transactions with respect to any securities of SPAC owned by the Buyer.

ARTICLE VI

MISCELLANEOUS

Section 6.01 Termination. This Agreement shall terminate on the earlier of (i) the date agreed by all of the parties hereto in writing, and (ii) the date the Business Combination Agreement is terminated.

Section 6.02 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

Section 6.03 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall, to the fullest extent applicable, be brought and enforced first in the Southern District of New York, then to such other court in the State of New York as appropriate and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.04 Remedies Cumulative. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement. Accordingly, Buyer hereby agrees that each of SPAC and Holdings is entitled to an injunction prohibiting any conduct by the Buyer in violation of this Agreement and the Buyer shall not seek the posting of any bond in connection with such request for an injunction. Furthermore, in any action by SPAC or Holdings to enforce this Agreement, Buyer waives its right to assert any counterclaims and its right to assert set-off as a defense. The prevailing party agrees to pay all costs and expenses, including reasonable attorneys’ and experts’ fees that such prevailing party may incur in connection with the enforcement of this Agreement.

Section 6.05 Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 6.06 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. Neither this Agreement nor any rights that may accrue to the Buyer hereunder (other than the SPAC Shares acquired hereunder if any) may be transferred or assigned without the prior written consent of SPAC.

Section 6.07 Publicity, Announcements and Regulatory Filings. As promptly as practicable following the date hereof, but in no event later than four (4) business days following the signing of this Agreement, SPAC shall, file with the SEC a Current Report on Form 8-K (the “Disclosure Document”) disclosing (i) all material terms of the transactions contemplated hereby, (ii) all material terms of the Transactions and (iii) any other material, nonpublic information that SPAC has provided to the Buyer any time prior to the filing of the Disclosure Document. All press releases or other public communications relating to the transactions contemplated hereby between SPAC, Holdings and the Buyer, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior approval of (i) SPAC, (ii) Holdings, and (ii) to the extent such press release or public communication references the Buyer by name, the Buyer, which approval shall not be unreasonably withheld or conditioned; provided that neither SPAC or Holdings shall be required to obtain consent pursuant to this Section 6.07 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 6.07. The restriction in this Section 6.07 shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 6.08 Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.

Section 6.09 Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations and warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by all of the parties hereto.

Section 6.10 Further Assurances. If at any time any of the parties hereto shall consider or be advised that any further documents or actions are necessary or desirable to vest, perfect or confirm of record or otherwise the rights, title or interest in or to the SPAC Shares or to the Holdings Shares or under or otherwise pursuant to this Agreement, the parties hereto shall execute and deliver such further documents or take such actions and provide all assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in or to the SPAC Shares or to the Holdings Shares or under or otherwise pursuant to this Agreement.

Section 6.11 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given

(i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Buyer, to the address provided on the Buyer’s signature page hereto.

If to SPAC:

Prime Impact Acquisition I

132 E San Carlos Street, Suite 12

San Jose, CA 95112

Attention: Mark Long

Email:

with copies to (which shall not constitute notice), to:

Goodwin Procter LLP

620 Eighth Avenue

And

If to Holdings or the Company, to:

8/F, Desheng Hopson Fotune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

Attention: Lei Zhang

Email: zhanglei@cheche365.com

with copies to (which shall not constitute notice), to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

Attention: Dan Ouyang, Esq./Ronnie K. Li, Esq.

Email: douyang@wsgr.com/keli@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

(Signature pages follow)

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

PRIME IMPACT ACQUISITION I

By:
Name: Mark Long
Title: Founder, Co-CEO and CFO

CHECHE TECHNOLOGY INC.

By:
Name: Zhang Lei
Title: Director

CHECHE GROUP INC.

By:
Name: Zhang Lei
Title: Director

PRIME IMPACT CAYMAN, LLC

By:
Name: Mark Long
Title: Founder, Co-CEO and CFO

Accepted and agreed this.

BUYER:

Signature of Buyer: Prime Impact Cayman, LLC.	Signature of Joint Buyer, if applicable:

By:	By:
Name: Mark Long	Name:
Title: Founder, Co-CEO and CFO	Title:

Date:

Name of Buyer: Prime Impact Cayman, LLC.	Name of Joint Buyer, if applicable:

(Please print. Please indicate name and	(Please print. Please indicate name and
Capacity of person signing above)	Capacity of person signing above)

Name in which securities are to be registered
(if different from the name of Buyer listed directly above):

Email Address:

If there are joint investors, please check one:

☐	Joint Tenants with Rights of Survivorship

☐	Tenants-in-Common

☐	Community Property

Buyer’s EIN:	Joint Buyer’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.: _____________________
Facsimile No.: __________________________	Facsimile No.: ______________________

You must pay the Subscription Amount by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by Holdings in the Closing Notice. To the extent the offering is oversubscribed, the number of SPAC Shares received may be less than the number of SPAC Shares subscribed for.

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF BUYER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Holdings Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐

We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

☐	We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

BUYER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

*** AND ***

D.	13D-3 BENEFICIAL OWNERSHIP INFORMATION

This page should be completed by Buyer and constitutes a part of the Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Buyer has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Buyer and under which Buyer accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐

Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D; or

☐	Any entity in which all of the equity owners are “accredited investors” meeting one or more of the above tests.

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth under this category: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the

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person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability. This category will not apply to any calculation of a person’s net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that (A) such right was held by the person on July 20, 2010, (B) the person qualified as an accredited investor on the basis of net worth at the time the person acquired such right and (C) the person held securities of the same issuer, other than such right, on July 20, 2010;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this category, the Commission will consider, among others, the following attributes: (i) the certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution, (ii) the examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing, (iii) persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment and (iv) an indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

☐

Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

☐

Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

☐

Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in the prior category and whose prospective investment in the issuer is directed by such family office pursuant to clause (iii) thereunder.

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Exhibit 10.2

AMENDMENT TO SPONSOR SUPPORT AGREEMENT

This Amendment dated as of September     , 2023 (this “Amendment”) to the Sponsor Support Agreement dated as of January 29, 2023 (the “Agreement”) by and among Prime Impact Acquisition I, a Cayman Islands exempted company (the “SPAC”), Cheche Technology Inc., a Cayman Islands exempted company (the “Company”), Prime Impact Cayman, LLC (the “Sponsor”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”) and wholly owned direct Subsidiary of the Sponsor. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Recitals

WHEREAS, pursuant to Section 8(i) of the Agreement, the Agreement may be amended by the parties to the Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties to the Agreement; and

WHEREAS, SPAC, Sponsor, Holdings and the Company desire to amend the Agreement to reflect changes agreed among the parties thereto and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Certain Provisions.

Section 5(a). Section 5(a) of the Agreement is hereby amended in its entirety to read as follows:

“The Sponsor agrees that it shall not Transfer any Surviving Company Class A Ordinary Shares issued to the Sponsor at the Initial Merger Effective Time pursuant to the Initial Merger in respect of the Voting Shares (to the extent not forfeited or surrendered pursuant to Section 4) (the “Sponsor Pubco Shares”), or any Assumed SPAC Warrants (or the underlying securities) issued to the Sponsor at the Initial Merger Effective Time pursuant to the Initial Merger in respect of Warrants (to the extent not forfeited or surrendered pursuant to Section 4) (the “Sponsor Pubco Warrants”, and together with the Sponsor Pubco Shares, collectively, the “Sponsor Surviving Company Securities”) until the earlier of (i) the consummation of a Change of Control of the Surviving Company after the Acquisition Closing, (ii) the first date that the closing price of the Surviving Company Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of the Acquisition Closing, (iii) with respect to twenty seven and one half percent (27.5%) of the Sponsor Surviving Company Securities, six months after the Acquisition Closing, (iv) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Surviving Company Securities, twelve months after the Acquisition Closing, and (v) with respect to forty five percent (45.0%) of the Sponsor Surviving Company Securities, twenty four months after the Acquisition Closing.

For purposes of this Agreement: “Transfer” shall mean the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clauses (A) or (B). A “Change of Control” shall mean: (A) the sale of all or substantially all of the consolidated assets of the Surviving Company and its Subsidiaries to a third-party purchaser; (B) a sale resulting in no less than a majority of the voting power of the Surviving Company being held by person that did not own a majority of the voting power prior to such sale; or (C) a merger, consolidation, recapitalization or reorganization of the Surviving Company with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.”

2. Miscellaneous.

(a) Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b) Section 8 (Miscellaneous) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c) This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SPAC:

PRIME IMPACT I ACQUISITION INC.

By:
Name: Mark Long
Title: Founder, Co-CEO and CFO

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SPONSOR:

PRIME IMPACT CAYMAN, LLC

By:
Name: Mark Long
Title: Founder, Co-CEO and CFO

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

COMPANY:

Cheche Technology Inc.

By:
Name: Zhang Lei
Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

HOLDINGS:

Cheche Group Inc.

By:
Name: Zhang Lei
Title: Director

Exhibit 10.3

Letter Agreement

This letter agreement (this “Letter Agreement”), dated as of September 13, 2023, is entered into by and among Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”), Cheche Technology Inc., a Cayman Islands exempted company (the “Company”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct Subsidiary of Holdings (“Merger Sub”) and Prime Impact Cayman, LLC (the “Sponsor”). SPAC, Holdings, the Company, Merger Sub and the Sponsor are collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the BCA (as defined below).

WHEREAS, on January 29, 2023, SPAC, the Company, Merger Sub and Holdings entered into a business combination agreement (the “BCA”), which provides for, among other things, that, upon the terms and subject to the conditions thereof, SPAC will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is referred to herein as the “Surviving Company”) and becoming the sole owner of Merger Sub, (c) on the Closing Date but immediately after the Initial Merger Effective Time, Merger Sub will merge with and into the Company (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Company.

WHEREAS, the Parties expect that the consummation of the Mergers and the closing of the BCA to occur on September 13, 2023, or on a later date as mutually agreed among the Parties.

WHEREAS, in anticipation of the consummation of the Mergers and the closing of the BCA, the Parties desire to enter into this Letter Agreement to memorialize their understanding with respect to the payment of SPAC Transaction Expenses upon the closing of the BCA and certain other matters set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

1. Payment of SPAC Transaction Expenses.

(a) The Parties agree that, following the consummation of the Mergers and the closing of the BCA, the greater of (i) the sum of (1) the balance of Trust Fund following the exercise of Redemption Rights (which, for the avoidance of doubt, shall not include any reversal of Redemption Rights after September 8, 2023), and (2) US$1.0 million funded by the Surviving Company, and (ii) the balance of Trust Fund following the exercise of Redemption Rights as of the Closing minus the reversal of Redemption Rights effected by the Buyer (as defined in that certain Backstop Agreement, dated September 11, 2023, among the SPAC, Holdings, the Company and a specified investor), shall be used for the payment of the SPAC Transaction Expenses (including any promissory note extended by the Sponsor to SPAC) (such greater amount, the “Closing Trust Amount”). As a result, each of the SPAC, Holdings, the Company, Merger Sub and the Sponsor hereby acknowledge and agree that the Overage Amount, as previously defined in Section 9.03 of the Business Combination Agreement, shall now mean the excess of (1) SPAC Transaction Expenses, over (2) the combined proceeds from (x) the Closing Trust Amount, plus (y) the gross proceeds raised from the portion of the PIPE Investment that was procured through the efforts led by the SPAC, its Affiliates and/or Representatives.

(b) In accordance with Section 9.03 of the BCA, the Overage Amount shall be borne and paid by the Sponsor, in exchange for such number of Surviving Company Class A Ordinary Shares equal to the quotient obtained by dividing (1) the Adjusted Overage Amount, by (2) US$10.0 (the “Sponsor Shares”), in each case, pursuant to the terms and conditions of subscription agreement(s) in a form to be mutually agreed by the parties consistent with the terms of the subscription agreements Holdings has entered into on or about September 11, 2023.

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(c) The Parties acknowledge and agree that the Sponsor Shares will be offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Sponsor Shares will not be registered under the Securities Act. The Parties acknowledge and agree that the Sponsor Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Sponsor absent an effective registration statement under the Securities Act except (i) to the Surviving Company or a subsidiary thereof, (ii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (ii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Sponsor Shares shall contain a restrictive legend to such effect. The Parties acknowledge and agree that the Sponsor Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Sponsor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Sponsor Shares and may be required to bear the financial risk of an investment in the Sponsor Shares for an indefinite period of time. The Parties acknowledge and agree that the Sponsor Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the closing of the BCA.

2. Miscellaneous.

(a) Agreement Supersedes in Event of Conflict. In the event of a conflict, inconsistency or ambiguity between any term or provision set forth in the BCA and in this Letter Agreement relating to the allocation and payment of the SPAC Transaction Expenses by and among the Surviving Company, the Sponsor and the Surviving Subsidiary Company, such term or provision of this Letter Agreement shall control and supersede any such conflict, inconsistency or ambiguity.

(b) Governing Law. This Letter Agreement shall be governed by the laws of the State of New York. The legal proceeding provision under Section 10.06 in the BCA shall apply mutatis mutandis to this Letter Agreement.

(c) Notice. The notice provision under Section 10.01 in the BCA shall apply mutatis mutandis to this Letter Agreement.

(d) Amendment. This Letter Agreement may not be amended or modified without the written consent of all the Parties hereto, nor shall any waiver be effective against any party unless in writing and executed by such Party.

(e) Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

(f) Counterparts. This Letter Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed this Letter Agreement as of the date set forth on the first page of this Agreement.

PRIME IMPACT ACQUISITION I

By:
Name: Mark Long
Title: Founder, Co-CEO and CFO

PRIME IMPACT CAYMAN, LLC

By:
Name: Mark Long
Title: Director

CHECHE TECHNOLOGY INC.

By:
Name: Zhang Lei
Title: Director

CHECHE GROUP INC.

By:
Name: Zhang Lei
Title: Director

CHECHE MERGER SUB INC.

By:
Name: Zhang Le
Title: Director

Exhibit 10.4

IRREVOCABLE WAIVER

Reference is made to certain shareholder support agreement dated                and                , respectively (the “Agreements”) by and among Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”), Cheche Technology, Inc., a Cayman Islands exempted company (the “Company”) and certain shareholders of the Company (each a “Written Consent Party” and collectively, the “Written Consent Parties”). Capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to such terms in the Agreements.

WHEREAS, pursuant to Section 2.1 (b) of the respective Agreements, each Written Consent Party agrees that from and after the Expiration Time until the earliest of (i) six months after the Acquisition Closing, (ii) the first date after the closing price of the Surviving Company Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Acquisition Closing, or (iii) the consummation of a Change of Control of the Surviving Company after the Acquisition Closing, such Written Consent Party shall not Transfer any Equity Securities of the Surviving Company issued at the Acquisition Merger Effective Time pursuant to the Acquisition Merger in respect of such Written Consent Party’s Written Consent Party Company Securities (the “Written Consent Party Surviving Company Securities”).

WHEREAS, SPAC, Holdings and the Company intent to release, on a pro rata basis, certain Written Consent Party Surviving Company Securities held by the Written Consent Parties from the lock-up and transfer restrictions set forth under Section 2.1 (b) of the respective Agreements.

WHEREAS, pursuant to Section 10.14 of the respective Agreements, a waiver of claim, power, right, privilege or remedy shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

NOW, THEREFORE, SPAC, Holdings and the Company hereby irrevocably and forever waive such number of Written Consent Party Surviving Company Securities set forth opposite the names of the Written Consent Parties in Appendix I hereto, from the lock-up and transfer restrictions under 2.1 (b) of the respective Agreements, and irrevocably and forever release them from such restrictions with respect to such number of securities so waived.

Except as set forth above, all of rights under the Agreements shall remain in full force and effect.

[Signature to Follow]

IN WITNESS WHEREOF, the undersigned have caused this waiver of covenant to be duly executed as of the date first above written.

SPAC

PRIME IMPACT ACQUISITION I

By:

Name:	Mark Long
Title:	Founder, Co-CEO, and CFO

COMPANY

CHECHE TECHNOLOGY INC.

By:

Name:	Lei Zhang
Title:	Director

HOLDINGS

CHECHE GROUP INC.

By:

Name:	Lei Zhang
Title:	Director

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Appendix I

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